Mail Stop 0505   April 20, 2009

David J. Baum, Esq.
Alston & Bird LLP
950 F Street, N.W.
Washington, DC 20004

        Re: Cook & Bynum Funds Trust (the "Trust")
                Registration Statement on Form N-1A
                Registration Numbers 333-158133; 811-22282
                Filed March 20, 2009

Dear Mr. Baum:

We have reviewed the registration statement referenced above and have the following
comments.

The Cook & Bynum Fund (the "Fund")

Prospectus

What Is The Fund's Investment Objective?

Disclose whether the Board of Trustees may change the investment objective of the Fund
without shareholder approval.   If it can, then disclose how much advance notice the Fund
will provide prior to changing its investment objective.

What Are The Fund's Principal Investment Strategies?

Delete the general phrases "but are not limited to," "may include, but are not limited to,"
"might include, but are not limited to," "may include" and "may include, but are not
limited to" from the "What Are The Fund's Principal Investment Strategies?" section and
sub-sections and instead provide specific and meaningful disclosure to clearly describe
all that is permitted or contemplated.

Clarify whether the reference in the second sentence to "convertible securities" is limited to securities convertible into equity.

Clarify whether the Fund's definition of equity securities includes derivatives.

In the first paragraph, state that the Fund is a non-diversified mutual fund. Also disclose that, although the Fund is non-diversified for Investment Company Act ("ICA") purposes, it will still adhere to the less rigorous minimum diversification requirements of the Internal Revenue Code.

Disclose the extent to which the Fund may employ leverage or invest in derivatives.

In the last sentence of the first paragraph, replace the word "primarily" with a minimum percentage amount.

Identify the maximum percentage of Fund assets that may be invested in junk bonds.

Disclose how the Adviser decides which securities to sell.

Special Situations

State the maximum percentage of Fund assts that may be invested in "special situation investments." In the alternative, disclose that it may invest all of its assets in such securities.

Clarify whether special situations also include investments in entities that are either in bankruptcy or may face bankruptcy.

Foreign Investments

State the maximum percentage of Fund assets that may be invested in the debt or equity securities of foreign issuers, including the maximum percentage that may be invested in the securities of emerging market issuers. In the alternative, disclose that there are no such limitations. Provide additional risk factor disclosure commensurate with the Fund's investments in these securities.

Disclose how the Fund achieves its investment objective with investments in "corporate debt securities and short-term debt obligations of foreign governments and other foreign money-market instruments."

Clarify whether the "other debt securities" mentioned in the penultimate sentence includes "junk bonds."

Cash Positions

If the Fund pursues the investment strategies described in the first three sentences for other than temporary defensive purposes, disclose how the Fund achieves its investment objective with such investment strategies.

Disclose the criteria that the Fund will use when determining whether an investment constitutes a "compelling long-term equity investment." Also clarify whether the same criteria apply to the Fund's debt and special situations investments.

In the last paragraph, insert the word "non-principal" before the word "investment."

What Are the Principal Risks of Investing In the Fund?

Value Style Risk

Present the information contained in the third sentence in the context of the Fund's strategy.

Since the Fund does not have a policy to concentrate in any industry, revise the third sentence as appropriate.

Focused Portfolio Risk

Change the heading of this risk factor to "Non-diversified Risk."

Delete mitigating language, such as the phrase "or positive," from risk disclosure.

Currency Risk

Clarify whether currency hedging is a principal strategy of the Fund.

Interest Rate Risk

Identify the categories of the Fund's investments that are subject to interest rate risk.

Credit Risk

Identify the categories of the Fund's investments that are subject to credit risk.

Small to Medium Capitalization Risk

Disclose whether the Fund may also invest in the securities of companies with micro capitalizations and, to the extent that it may, disclose the related risks of such investments.

High Yield Risk

Change the heading of this section to "Junk Securities Risk" and expand the parenthetical to clarify that "high yield securities" are also known as "junk securities."

Control and Substantial Positions Risk

Investing in the securities of a company for the purpose of affecting the management or control of the company should also be disclosed in the Fund's principal investment strategies section.

Disclose whether shareholders of the Fund could be exposed to losses or assessments in excess of their investment in the Fund in the context of the claims mentioned in the penultimate sentence. In your response letter, advise the staff whether such investments constitute senior securities under section 18 of the ICA and, if so, what action the Fund intends to take to comply with the requirements of section 18 of the ICA.

Management Risk

Revise the first sentence to clarify that the investment adviser has never managed a registered mutual fund, such as the Fund.

New Fund Risk

Expand the new fund risk factor to disclose that the Fund may not grow to an economically viable size and thus may be liquidated at a time that is not beneficial for all of its shareholders.

In the last paragraph, insert the word "non-principal" before the word "risks."

What Are the Fund's Fees and Expenses?

Add the phrase "expressed as a percentage of net assets" to the end of the parenthetical "(Expenses that are deducted from Fund assets)."

File as an exhibit to the registration statement the agreement that requires the Adviser to pay all of the Fund's expenses identified in footnote (2).

In your response letter please explain what expenses are included in "Other Expenses" in the amount of 0.38%. In addition, reconcile the last sentence of footnote (2) with the fee table presentation of "Other Expenses" in the amount of 0.38%.

If the Fund expects to incur any borrowing costs or dividends and interest on short selling, then add separate "borrowing costs" and "dividends and interest on short selling" line items to the Fund's fee table

If borrowing or selling securities short is a principal strategy of the Fund, also add appropriate risk disclosure in the prospectus.

The Adviser

Clarify whether the reference in the second paragraph to "other institutions" includes hedge funds.

Expand the first sentence of the last paragraph to disclose that the Agreement was either approved unanimously by the Board or that it was also approved by a majority of the Board's disinterested directors.

It appears that the reference in the last sentence to "2008" should instead be to "2009."

Conflicts of Interest

Disclose how the Adviser resolves conflicts in the context of limited investment opportunities. Specifically, disclose how investment opportunities are allocated among the Fund and the Adviser's other clients; for example, using objective criteria, such as pro rata allocation, or using subjective criteria. If subjective criteria are used, then disclose the risks to the Fund and its shareholders.

Identify the "Manager" referenced in the penultimate sentence of the first paragraph.

Determining Share Prices

In the third sentence of the first paragraph, the phrase "closing prices" should be changed to "closing value" since the Fund's portfolio securities may, in some instances, be fair valued.

Identify the scheduled days on which the NYSE is closed for trading.

In the first sentence of the second paragraph, insert the word "closing" before the word "market."

Since the value of the Fun's portfolio securities is determined as of the close of regular trading on the NYSE, it appears that the phrase "or the release of significant news after the close of regular trading on the NYSE" should be deleted from the third sentence of the second paragraph.

Expand the sixth sentence of the second paragraph to clarify whether the Fund will, under those circumstances, fair value the foreign securities.

To the extent that the Fund may invest in other open-end management investment companies that are registered under the ICA, provide the additional disclosure referenced in the Instruction to Item 6(a)(1) of Form N-1A.

Minimum Investment Amounts

Disclose the types of "fees and delays" that may be experienced if funds are not drawn on a U.S. bank. Additionally, clarify whether payment that is not drawn on a U.S bank meets the "acceptable form of payment" requirement of "Proper Form" discussed on page 12 of the Fund's prospectus.

Purchasing Shares by Mail

In your response letter, confirm that the two temporarily omitted mailing addresses are to the Fund's Transfer Agent.

In the second sentence of the third paragraph, clarify how the Fund's Transfer Agent must receive a purchase order by the close of trading on the NYSE in order to receive that day's NAV; that is, whether the "participating financial service professionals" referenced on page 9 will be acting as agent of the Fund and, therefore, if they receive a purchase order by the close of trading on the NYSE, then the Fund's Transfer Agent will be deemed to have received it at that that time. Additionally, provide similar clarifications throughout the prospectus to clarify whether the participating financial service professionals will be acting as agent of the Fund for both purchases and redemptions of Fund shares. Also disclose how an investor will be able to determine whether a person with whom it placed a purchase or redemption order for Fund shares is acting as agent for the Fund.

Purchasing Shares by Wire Transfer

Expand the forth sentence of the first paragraph to identify the "restriction" that will be placed on an account until the original application is received.

The last sentence of this section should also be included in a footnote to the fee table.

Purchases through Financial Service Organizations

Expand the fourth sentence to clarify who must receive client orders prior to the close of the NYSE in order to receive the Fund's NAV next calculated.

Expand the penultimate sentence to describe the risks where securities brokers and other financial organizations do not transmit to the Fund purchase or redemption orders in a timely manner.

Miscellaneous Purchase Information

Expand the second paragraph to clarify that purchase orders exceeding $500,000 will receive NAV next calculated by the Fund on the day that the Fund receives a purchase order in Proper Form accompanied by a check drawn U.S. bank, saving and loan association or credit union, and not on the day that the check clears.

In the fourth paragraph, clarify what happens when the securities broker or intermediary does not send the Transfer Agent immediately available funds in the amount of the purchase price within one business day of placing the order. It is our view that the securities broker or intermediary will be responsible for any loss resulting from such a delay.

In your response letter, confirm that the persons identified in the last paragraph are authorized agents for purposes of Rule 22c-1 under the ICA.

Policies Regarding Frequent Trading of Fund Shares

Specify how the Fund defines frequent trading. If the Fund does not use a quantitative definition, then also disclose that it is a subjective determination and describe any associated risks.

Provide the statement required by Item 6(e)(4)(ii) of Form N-1A.

Clarify whether the restrictions, policies and procedures with respect to market timing and the frequent purchase and redemptions of Fund shares apply uniformly in all cases. In the alternative, provide all of the additional disclosure required by Item 6(e)(4)(iii) of Form N-1A.

The disclosure contained in the penultimate sentence of the second paragraph should also be included in the "Determining Share Prices" section of the prospectus.

Briefly highlight what happens if it is determined that market timing has occurred in an omnibus account.

How to Sell (Redeem) Your Shares

Revise the first sentence to indicate that shares of the Fund may be redeemed on each day that the NYSE is open for trading.

Expand the first sentence of the second paragraph to describe the requirements of "a statement of Federal tax withholding."

In your response letter, please confirm that the mandatory withholding amount of 10% is correct.

Revise the second sentence of the third paragraph to clarify the meaning of the phrase "unless informed otherwise in writing prior to the transaction."

In the first and second sentences of the fourth paragraph, clarify whether it is the Transfer Agent who must receive the redemption order in Proper Form prior to 4:00 p.m., Eastern Standard Time.

Revise the last clause of the fifth paragraph to clarify its meaning.

In the last sentence of the last paragraph, insert the phrase "from the purchase date" after the word "days."

By Telephone

Expand the disclosure to clarify that, if an investor calls the Cook & Bynum representative before 4:00 p.m., Eastern Standard Time, the investor will receive NAV next calculated after receipt of the redemption request by the Cook & Bynum representative; that is, that day's NAV.

Redemptions at the Option of the Fund

Expand the last sentence to specify the circumstances that would trigger a redemption by the Fund.

Redemptions in Kind

Clarify that when redemption proceeds are paid with portfolio securities an investor will be exposed to market risk until such time the investor converts into cash the portfolio securities received and that the investor will likely pay commissions upon the conversion into cash.

State whether the Fund may pay redemption proceeds in illiquid securities and, if so, describe the associated risks.

General Information

In the last sentence, clarify whether written confirmations will also be issued for all redemptions of shares.

Statement of Additional Information

The Fund's Investment Policies, Objectives and Securities Options

The prospectus only discusses one investment objective of the Fund; however, the first sentence of this section refers to the Fund's investment objectives. Please reconcile.

Also delete the word "generally" from the first sentence and add any additional prospectus disclosure needed to conform to the first sentence, as revised.

In the second sentence of the first paragraph, clarify whether this section only describes the Fund's non-principal investment policies, strategies and investments. In the alternative, specifically delineate which of the investment policies, strategies and investments described thereunder are principal and which are not.

Disclose whether the Fund may invest in derivatives, or enter into reverse repurchase agreements or securities lending transactions. To the extent that it may, specify the maximum percentage of the Funds assets which may be invested in each, and disclose the relevant risks.

Investment Companies

Expand the disclosure to highlight what is currently permitted by the ICA with respect to the Fund's acquisition of securities issued by other registered investment companies.

Real Estate Investment Trusts

Expand the disclosure to indicate that the Fund will also pay the fees and expenses that are incurred by the REITs in which it invests and that the Fund's shareholders will indirectly bear such fees and expenses.

Repurchase Agreements

Clarify the disclosure to indicate that when the Fund enters into a repurchase agreement, it is making a loan. Also disclose the maximum percentage of Fund assets that can be devoted to repurchase agreement transactions.

Future Developments

Disclose that the Fund will also sticker its prospectus and/or statement of additional information, as appropriate, to describe the "other investment practices that are not currently contemplated for use by the Fund."

Portfolio Turnover

The statements contained in the third and fourth sentences appear to be inconsistent. Please reconcile.

Also reconcile the third sentence with the Fund's investment objective of long-term growth of capital.

Disclosure of Portfolio Holdings

Expand the sixth sentence to clarify that the standards and procedures used when determining whether the Fund will authorize additional persons to receive nonpublic information pertaining to its portfolio holdings will be the same as those described in the third and fourth sentences.

Identify the individuals or categories of individuals whom the Fund's chief compliance officer may designate as an "Authorized Person."

Revise the last sentence of the second paragraph to instead indicate that no person will receive compensation of any kind in connection with the disclosure of nonpublic information pertaining to the Fund's portfolio holdings.

Expand the last sentence of the second enumerated investment restriction to describe briefly, in plain English, what is currently permitted under the provisions and interpretations cited.

Investment Restrictions

In the first enumerated fundament investment restriction, replace the phrase "in an industry" with the phrase "in an industry or group of industries."

Expand the disclosure to briefly highlight what is currently permitted under the "1940 Act" in the context of the first, second, and fourth enumerated fundamental investment restrictions.

Add a non-fundamental investment restriction clarifying that, in connection with any borrowing, the Fund will not mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness more than one-third of the Fund's assets.

Add a non-fundamental investment restriction prohibiting the Fund from purchasing any security while outstanding borrowings by the Fund represent more than 5% of the Fund's total assets. In the alternative, add leverage risk disclosure to the prospectus.

Purchasing and Redeeming Shares

It appears that the word "market" should be deleted from the second sentence of the second paragraph.

The fifth paragraph indicates that the Fund "generally" does not charge sales fees. The prospectus should disclose the circumstances under which the Fund will charges fees. In the alternative, delete the word "generally" from the fifth paragraph.

Financial Statements

The financial statements are an integral part of the SAI. Accordingly, delete the reference to the financial statements as an "exhibit" to the SAI.

Part C. Other Information

Item 30. Undertakings

Provide the undertaking required by Rule 484 of Regulation C of the Securities Act of 1933.

Signatures

At the time the registration statement was originally filed J. Dowe Bynum was the sole initial trustee of the Trust. Prior to effectiveness of the registration statement, the Trust must have a board of trustees whose composition complies with the applicable provisions of the ICA. Additionally, please note the signature requirements of section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Trust's Board of Trustees, its principal financial officer and its principal accounting officer or comptroller.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of the comments contained in this letter. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Attorney